Exhibit 99.1

eToro Reports First Quarter 2026 Results

Net Contribution of $258 million, up 19% YoY

Net Income of $82 Million, up 37% YoY

Adjusted EBITDA of $109 million, up 35% YoY

4.02 million funded accounts, up 12% YoY

New York – May 12, 2026 – eToro Group Ltd. (“eToro”, or the “Company”) (NASDAQ: ETOR), the trading and investing platform, today announced financial results for the first quarter ended March 31, 2026.

“I’m incredibly proud of the eToro team for delivering our strongest quarterly financial results as a public company, while continuing to accelerate product innovation. In the first quarter, we introduced 24/7 trading for commodities, equities and indices, added Japanese equities, and launched crypto trading in New York. We also saw acceleration in product launches with many new apps within the eToro App Store, AI-powered Agent Portfolios, and an integration with xAI for Tori, our AI agent.

“The acquisition of Zengo, a leading self-custodial crypto wallet provider, meaningfully advances our strategy of bridging traditional finance with on-chain infrastructure, prediction markets, perpetuals and the broader crypto ecosystem.

“Looking ahead, we continue to enhance our global product offering, deepen our investment in on-chain technologies, and grow our suite of AI-driven tools, which we believe will fundamentally reshape how retail investors engage with the markets and unlock new opportunities for growth,” commented Yoni Assia, CEO and Co-Founder of eToro.

“Strong first quarter 2026 results supported by a surge in commodities trading, demonstrated the strength of our multi-asset business model. We delivered compelling financial performance through a combination of diversified revenue streams, strong funded accounts growth, and increased customer engagement. We continue to execute with discipline and focus as we seek to deliver long-term value to our shareholders,” said Meron Shani, eToro CFO.

First Quarter 2026 Financial and Product Highlights1

●	Net contribution increased by 19% year-over-year to $258 million, compared to $217 million in the first quarter of 2025, driven primarily by increased commodities trading activity.

●	Net income (GAAP) increased by 37% year-over-year to $82 million, compared to $60 million in the first quarter of 2025.

●	Adjusted Net Income (Non-GAAP) increased by 28% year-over-year to $86 million, compared to $67 million in the first quarter of 2025.

●	Adjusted EBITDA (Non-GAAP) increased by 35% year-over-year to $109 million, compared to $80 million in the first quarter of 2025, largely due to increased net contribution.

●	Adjusted Diluted EPS (Non-GAAP) was $0.91, compared to $0.77 in the first quarter of 2025.

●	Funded Accounts increased 12% year-over-year to 4.02 million compared to 3.58 million in the first quarter of 2025. This was driven primarily by increased marketing spend on user acquisition and retention efforts.

●	Assets under Administration grew by 15% year-over-year to $17.0 billion, compared to $14.8 billion in the first quarter of 2025.

●	Cash, Cash Equivalents and Short Term Investments were $1.3 billion as of March 31, 2026.

●	Launched key products in AI, 24/7 trading, savings and eToro Money across our four pillars of Trading, Investing, Wealth Management and Neo-Banking.

●	Acquisition of Zengo, a leading self-custodial crypto wallet provider, which closed on April 30th, 2026.

[1]	See “Non-GAAP Financial Metrics and Key Performance Indicators” below for additional information and a reconciliation to GAAP for all Non-GAAP financial metrics. Adjusted EBITDA margin is based on net contribution.

April KPI metrics2

eToro also reported the below selected monthly business metrics for April 2026:

●	Assets under Administration (AUA) were $18.7 billion, up 19% year-over-year.

●	Funded Accounts were 4.07 million, up 13% year-over-year.

●	Capital Markets/ECC Activity

○	Total number of trades for April was 63 million, up 50% year-over-year;

○	Invested amount per trade for April was $197, down 48% year-over-year.

●	Crypto Activity

○	Total number of trades for April was 2 million, down 32% year-over-year;

○	Invested amount per trade for April was $207, down 22% year-over-year.

●	Interest Earning Assets for April were $7.0 billion, up 28% year-over-year.

●	Total Money Transfers for April were $1.4 billion, up 53% year-over-year.

Business Highlights

eToro accelerated product development in the first quarter, launching products and services to support users at every stage of their investing journey.

●	Trading: eToro expanded its offering with the launch of 24/7 trading for select commodities, equities and indices. Commodities trading accounted for approximately 60% of trading commissions in the quarter, and volumes increased nearly fourfold year-over-year. With the addition of Japanese equities, eToro now offers users the ability to trade equities from 26 exchanges. The Company introduced crypto trading for users in New York, successfully activating its BitLicense and Money Transmitter License.

●	Investing: eToro continued to enhance its investing experience including the launch of the eToro App Store, a marketplace enabling investors and developers to access, build, share, and scale trading and analytics applications directly within the eToro ecosystem. As part of its commitment to AI-powered investing, eToro introduced Agent Portfolios, dedicated sub-portfolios, which provide a structured way to experiment with intelligent portfolio automation in a controlled environment through a simple conversational interface with Tori, eToro’s AI agent. eToro also expanded its partnership with xAI, embedding real-time market sentiment powered by Grok 4.2 directly into Tori’s investing workflow.

●	Wealth Management: eToro strengthened its wealth offering supported by growth in UK ISAs and the launch of an upgraded subscription service. The Company is targeting a market opportunity exceeding $1 trillion, with strong momentum in the UK cash ISA segment, where assets under management in the quarter grew 15x year-over-year. eToro introduced an upgraded eToro Club Subscription, providing access to exclusive wealth tools, enhanced investing features, and premium rewards.

●	Neo-Banking: The European rollout of the eToro Money card continued to see strong adoption, with the number of new cards issued increasing 2.2x quarter-over-quarter. eToro continues to expand its localized experience to strengthen user trust, drive adoption, and support sustainable growth across key regions.

●	M&A: In April, eToro announced the acquisition of Zengo, combining eToro’s global multi-asset platform and distribution with Zengo’s secure, self-custodial wallet technology. The acquisition strengthens the Company’s digital asset capabilities and accelerates its strategy to bridge traditional finance with on-chain infrastructure and the crypto-native economy.

[2]	Numbers may not sum up due to rounding; percentage changes based on unrounded data. This selected preliminary data has not been audited or reviewed and should not be extrapolated for future periods. April 2026 metrics are based on currently available information and are subject to update. Final results and other business metrics for the full fiscal quarter will be available in our filings with the U.S. Securities and Exchange Commission (“SEC”) or otherwise publicly disclosed and might vary from the information above. eToro’s management uses the foregoing key performance indicators to help evaluate the business, measure its performance, identify trends, prepare financial projections and make business decisions. Definitions of performance indicators can be found elsewhere in this press release.

Conference Call and Livestream Information

eToro will host a video call to discuss its results at 5:30 a.m. PT / 8:30 a.m. ET today, May 12, 2026. The video call can be accessed at investors.etoro.com, along with this earnings press release and accompanying slide presentation. The event will also be live streamed to eToro’s YouTube and X.com official channels.

Contact

Media Relations – pr@etoro.com

Investor Relations – investors@etoro.com

About eToro

eToro is the trading and investing platform that empowers you to invest, share and learn. We were founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. Today we have 40 million registered users from 75 countries. We believe there is power in shared knowledge and that we can become more successful by investing together. So we’ve created a collaborative investment community designed to provide you with the tools you need to grow your knowledge and wealth. On eToro, you can hold a range of traditional and innovative assets and choose how you invest: trade directly, invest in a portfolio, or copy other investors. You can visit our media center here for our latest news.

ETORO GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31	December 31
	2026	2025
	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	1,047,403	1,072,641
Restricted cash	327	329
Short-term investment	228,248	202,688
Counterparties	347,053	249,055
Cryptoassets	60,536	62,606
Receivable from omnibus accounts	8,951	26,820
Other receivables and prepaid expenses	66,339	61,299
	1,758,857	1,675,438
Non-current assets:
Restricted cash	11,794	11,688
Right of use assets	25,695	41,873
Property and equipment, net	8,681	7,361
Goodwill and other intangible assets, net	42,508	43,211
Deferred taxes	11,513	11,776
	100,191	115,909

Total Assets	1,859,048	1,791,347

Liabilities and equities
Current liabilities:
Accounts payable	5,163	4,435
Current maturities of long-term lease liabilities	5,462	5,978
Short term liabilities	7,923	8,994
Payable to users	190,579	107,830
Accrued expenses and other payables	239,123	215,414
	448,250	342,651
Non-current liabilities:
Employee benefit liabilities, net	923	962
Long-term lease liabilities	28,207	48,485
Deferred taxes	4,495	4,659
	33,625	54,106
Equity attributable to equity holders of the company:
Common share premium	1,280,706	1,273,894
Preferred share premium	—	—
Treasury shares	(165,157)	(62,085)
Advanced Investment Agreement	9,091	9,091
Other capital reserve	1,881	5,441
Retained Earnings	250,652	168,249
	1,377,173	1,394,590
Total liabilities and equity	1,859,048	1,791,347

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Three months ended	Three months ended
	March 31, 2026	March 31, 2025
	Unaudited	Unaudited

Revenue and income:
Net trading income from equities, commodities and currencies	165,637	96,837
Revenue from cryptoassets	2,153,099	3,500,800
Net trading income from cryptoassets derivatives	33,391	77,051
Net interest income from users	47,326	52,618
Currency conversion and other income	30,976	23,911
Other interest income	8,707	4,164
Total revenue and income	2,439,136	3,755,381

Costs:
Cost of revenue from cryptoassets	2,171,127	3,528,853
Margin interest expense	9,854	9,159
Research and development	41,087	36,621
Selling and marketing	61,505	61,222
General, administrative and operating costs	58,383	49,502
Finance and other income, net	(2,015)	(517)
Total costs	2,339,941	3,684,840

Income before taxes on income	99,195	70,541
Taxes on income	16,791	10,589
Net income	82,404	59,952

Other comprehensive income, net:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges, net of tax	(3,560)	(2,229)
Other comprehensive loss for the period, net of tax	(3,560)	(2,229)

Total comprehensive income	78,844	57,723

Basic net income per share	0.98	0.79
Diluted net income per share	0.86	0.69

Weighted-average shares of common shares used to compute net income per share attributable to common shareholders:
Basic	84,155,367	75,712,289
Diluted	94,177,135	86,576,130

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended	Three months ended
	March 31, 2026	March 31, 2025[3]
	Unaudited	Unaudited
Cash flows from operating activities:
Net income	82,404	59,952
Adjustments to profit or loss items:
Depreciation, amortization, impairment and disposal Costs	3,216	3,011
Share-based payment	4,052	4,287
Evaluation of liabilities	(1,071)	1,831
Revaluation of fair value of cryptoassets and counterparties	99,937	51,830
Non-cash revenue from staking and blockchain rewards	(6,605)	(8,723)
Non-cash costs from staking and blockchain rewards	4,287	5,847
Finance and other income, net	(2,015)	(517)
Taxes on income, net	16,791	10,589
Total adjustments	118,592	68,155
Changes in asset and liability items:
Increase of counterparties	(194,072)	(63,184)
Decrease of cryptoassets	197	13,154
Increase of other receivables and prepaid expenses	(9,168)	(7,029)
Increase of restricted cash	(82)	(124)
Increase of user and omnibus accounts, net	99,928	48,901
Decrease of accounts payable	(499)	(670)
Increase (decrease) of accrued expenses and other payables	14,649	(19,753)
Decrease of employee benefit liabilities, net	(601)	(29)
Adjustments: cash items	(89,648)	(28,734)
Interest received (paid), net during the period	(1,151)	967
Taxes paid, net during the period	(5,801)	(5,557)
Net cash provided by operating activities	104,396	94,783
Cash flows from investing activities:
Purchase of intangible assets	(165)	(57)
Increase of short-term deposits	(137,515)	(86,000)
Decrease of short-term deposits	112,307	75,000
Increase of long-term investments	(500)	—
Purchase of property and equipment	(2,122)	(522)
Net cash used in investing activities	(27,995)	(11,579)
Cash flows from financing activities:
Exercise of options	1,638	280
Repayment of lease liability	(1,391)	(1,147)
Purchase of treasury shares	(101,102)	—
Net cash used in financing activities	(100,855)	(867)
Exchange differences on balances of cash and cash equivalents	(784)	7,379
Increase (decrease) in cash and cash equivalents	(25,238)	89,716
Cash and cash equivalents at beginning of period	1,072,641	575,395
Cash and cash equivalents at end of period	1,047,403	665,111

[3]	The comparative financial information has been adjusted to reflect the change in accounting policy regarding the classification of $5 million USDC as cash equivalents.

Non-GAAP Financial Metrics and Key Performance Indicators

This press release and the accompanying tables contain financial measures that are not calculated in accordance with International Financial Reporting Standards nor with Generally Accepted Accounting Principles (collectively “GAAP”) metrics, including Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS. The inclusion of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. eToro believes these non-GAAP financial measures provide important supplemental information to management regarding financial and business trends used in assessing its results of operations. eToro believes excluding specified items provides a more meaningful comparison to the corresponding reporting periods and internal budgets and forecasts, assists investors in performing analysis that is consistent with financial models developed by investors and research analysts, provides management with a more relevant measure of operating performance and is more useful in assessing management performance.

eToro urges its investors to review the reconciliations of the non-GAAP financial measures included in this press release to the most directly comparable GAAP financial measure set forth herein, and not to rely on any single financial measure to evaluate eToro’s business.

This press release also includes key performance indicators that eToro’s management uses to help evaluate the business, measure its performance, identify trends, prepare financial projections and make business decisions. eToro’s key performance indicators include Funded Accounts, Assets Under Administration and Net Contribution. Definitions of performance indicators can be found elsewhere in this press release.

ETORO GROUP LTD.

RECONCILIATION OF NON-GAAP METRICS

U.S. dollars in thousands

	Three months ended	Three months ended
	March 31, 2026	March 31, 2025
	Unaudited	Unaudited

Net income	82,404	59,952
Finance expense, net	2,091	(517)
Taxes on income	16,791	10,589
Share-based payment expense	4,068	4,287
Depreciation and amortization	3,216	3,010
Employee non-cash expense	5,119	(1,049)
Transaction related costs	—	2,091
Other expenses (income), net	(5,177)	1,831
Adjusted EBITDA	108,512	80,194

ETORO GROUP LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME

U.S. dollars in thousands

	Three months ended	Three months ended
	March 31, 2026	March 31, 2025
	Unaudited	Unaudited

Net income	82,404	59,952
Share-based payment expense	4,068	4,287
Amortization	868	838
Employee non-cash expense	5,119	(1,049)
Transaction related costs	—	2,091
Other expenses (income), net	(6,147)	1,831
Adjusted net income before tax	86,312	67,950

Tax impact	(662)	(1,201)
Adjusted net income	85,650	66,749

Basic shares outstanding	84,155,367	75,712,289

Diluted shares outstanding	94,177,135	86,576,130

Basic Non-GAAP EPS	$1.02	$0.88

Diluted Non-GAAP EPS	$0.91	$0.77

Basic GAAP EPS	$0.98	$0.79

Diluted GAAP EPS	$0.86	$0.69

Definitions of Certain Metrics

Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial metric that we define as net income adjusted to exclude finance and other expenses, net, taxes on income, share-based payment expense, depreciation and amortization, employee non-cash expense, one-time transaction costs and other expense.

Adjusted EBITDA Margin: Adjusted EBITDA Margin is a non-GAAP financial metric that we define as Adjusted EBITDA divided by Net Contribution.

Adjusted Diluted Earnings Per Share (Adjusted Diluted EPS): Adjusted Diluted EPS is a non-GAAP financial metric and is calculated by dividing the Adjusted Net Income attributable to common shareholders by the diluted shares outstanding during the period. Adjusted Diluted EPS excludes the impact of the same non-recurring or non-operational items to provide investors with a normalized measure of profitability on a per-share basis.

Adjusted Net Income: Adjusted Net Income refers to a company’s net income after making adjustments for non-recurring, one-time, or non-cash items such as restructuring charges, asset impairments, acquisition-related expenses, or gains/losses from discontinued operations.

Assets under administration (AUA): AUA reflects the aggregate fair value of assets held by users within the platform, including those held by third-party partners for execution or custody services, categorized as follows:

●	Crypto: Includes all cryptocurrencies and users’ crypto assets held in eToro digital wallets.

●	Equities: Includes stocks, ETFs, and assets managed under the Spaceship program.

●	Cash: Includes customers’ uninvested cash (e.g., cash balances, eMoney balances, in-process cashouts), as well as cash used for margin or posted as collateral for leveraged positions.

Funded Accounts: Funded Accounts are users who have completed KYC, AML and other onboarding processes, activated their account, deposited funds, executed at least one trade at any time and have a positive account balance (invested or uninvested). Funded Accounts represent the deepest level of our user acquisition funnel and are the users from whom we generate total commission.

Interest Earning Assets: Interest Earning Assets are the average monthly balances of users’ cash balances, corporate cash, users’ total leveraged positions and stakeable cryptoassets.

Invested amount per trade: The total invested amount divided by the total number of trades. For reporting purposes, we present this measure separately for capital markets (equities, commodities, and currencies) and for cryptoassets, in order to highlight trends across the two categories, given their unique characteristics.

Net Contribution: Net Contribution reflects Total revenue and income, less the Cost of revenue from cryptoassets and Margin interest expense. We use Net Contribution to evaluate the net contributions of our users’ activity on our platform before considering the overhead costs associated with our operations.

Net Contribution consists of the following five components, each representing revenue or income divided across our products based on the distinct patterns upon which we monetize users’ activity on the platform. We evaluate the performance of our business and our success in both diversification and risk management across these five components:

●	Net Trading Contribution (Equities, Commodities and Currencies) is equal to our Net trading income from equities, commodities and currencies.

●	Net Trading Contribution (Cryptoassets) is equal to Revenue from cryptoassets plus Net trading income (loss) from cryptoasset derivatives less Cost of revenue from cryptoassets, excluding the net contributions from blockchain rewards and staking activity.

●	Net Interest Contribution represents Net interest contribution from users plus Other interest income plus the net contributions of staking activity, less Margin interest expense.

●	eToro Money comprises the vast majority of our Currency conversion and other income. It represents the income earned from our money management services, including currency conversions, withdrawals, interchange on our debit card, transfers of cryptoassets, and fees relating to our cryptoasset wallet services.

●	Subscriptions and Other is the remainder of Currency conversion and other income not attributable to eToro Money plus the net contributions of blockchain rewards.

Net Income: Net income represents the company’s total earnings or profit for a given period, calculated as total revenue minus all expenses, including operating costs, depreciation, interest, taxes, and other income or expenses. It reflects the company’s overall profitability according to GAAP standards.

Total Money Transfers: Total money transfers are the cumulative value across the respective period of user deposits, withdrawals, and cross-currency trade funding via eToro Money IBAN.

Trades: Trades represent the total number of orders that were placed by users and executed during the applicable period. Trades include self-directed and copy trades, and each trade reflects either the opening or closing of a position by a user.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook, market positioning development plans and growth strategy. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond eToro’s control. eToro’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to market volatility and erratic market movements; failure to retain existing users or add new users; extreme competition; changes in the regulatory and legal framework under which we operate; regulatory inquiries and investigations; our estimates of our financial performance; interest rate fluctuations; the evolving cryptoasset market, including the regulations thereof; conditions related to our operations in Israel, including the ongoing war; risks related to data security and privacy and use of Open Source Software (“OSS”); risks related to artificial intelligence (“AI”); the ability to maintain the listing of our securities on Nasdaq; changes in general economic or political conditions; changes to accounting principles and guidelines; unexpected costs or expenses; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 2, 2026, as such factors may be updated from time to time in eToro’s filings with the SEC, which are, or will be, accessible on the SEC’s website at www.sec.gov.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent eToro’s views as of the date of this press release. eToro anticipates that subsequent events and developments will cause its views to change. eToro undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing eToro’s views as of any date subsequent to the date of this press release.

Source: eToro Group Ltd.